November 28, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Kimberly Calder

Assistant Chief Accountant, and

Yolanda Guobadia

Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Re: GAS TRANSPORTER OF THE SOUTH INC

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 26, 2022

Form 6-K Filed August 9, 2022

File No. 001-13396

Dear Ms. Calder and Ms. Guobadia,

Reference is made to the comment letter (the “Comment Letter”), dated October 31, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed by Transportadora de Gas del Sur S.A. (“we” or the “Company”) on April 26, 2022, and the Form 6-K, furnished by us on August 9, 2022. This letter sets forth the Company’s response to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of which we have incorporated into this response letter for convenience.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year 2021 Compared to Year 2020, page 129

1. Please discuss and analyze material changes to your balance sheet, and discuss material events and uncertainties that may impact your future financial condition. Refer to Part 1, Item 5 of Form 20-F.

We acknowledge the Commission’s comments, and we confirm that our subsequent filings will include a discussion and analysis of material changes to our balance sheet, and a discussion of material events and uncertainties that may impact our future financial condition.

Form 6-K Filed August 9, 2022

Second Quarter Ended June 30, 2022, page 1

2.We note your presentation of operating costs and administrative and commercialization expenses, excluding depreciation, and operating costs and administrative and selling expenses, excluding depreciation, presented on a consolidated basis. Tell us how you considered Regulation G with respect to the presentation of the foregoing measures.

We acknowledge the Commission’s comments, and we confirm that we reviewed our presentation of operating costs and administrative and commercialization expenses, excluding depreciation, to comply with Regulation G, including the September 30, 2022 earnings release furnished on November 7, 2022, on Form 6-K.

We hereby inform the Commission that “administrative and commercialization expenses” and “administrative and selling expenses” refer to the same line item in our statement of comprehensive income. We will conform labeling of the financial statement line items in subsequent earnings releases.

Analysis of the Results, page 3

3.We note your presentation of operating profit before depreciation on a segment basis here. However, a similar presentation is not included in the segment disclosure in Note 8 to the financial statements on page 11 of the Form 6-K filed August 16, 2022. Therefore, clarify to us whether you consider operating profit before depreciation a measure of segment profit or loss pursuant to IFRS 8.

We acknowledge the Commission’s comment and hereby inform that our chief operating decision-maker (CODM) does not use “operating profit before depreciation” as a measure of segment of profit or loss pursuant to IFRS 8.

We conformed the presentation of the financial information by operating segment to the segment disclosure in Note 8 to the financial statements (Consolidated Business Segment Information) for the period ended September 30, 2022, earnings release furnished on November 7, 2022, on Form 6-K.

* * * * *

In connection with the responses set forth above, the Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments action or absence of action by the Staff.

Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding this response letter to Leandro Perez Castaño (leandro_perez@tgs.com.ar) or to Gastón Roberto Di Luise (gaston_di_luise@tgs.com.ar).

Yours very truly,

GAS TRANSPORTER OF THE SOUTH INC

Per:	/s/ Alejandro M. Basso
Alejandro M. Basso Chief Financial Officer and Services Vice President

cc: Alejandro Gonzalez Lazzeri, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Fernando Marticorea, Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Ltd.

Eduardo Loiacono, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina